Form U-13-60
Mutual and Subsidiary Service Companies
Revised February 7, 1980

ANNUAL REPORT

For the Year Ended

December 31, 2004

To The

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

AGL SERVICES COMPANY
(Exact Name of Reporting Company)

Subsidiary Service Company
(“Mutual” or “Subsidiary”)

Date of Incorporation: July 25, 2000

If not Incorporated, Date of Organization ______________________________

State or Sovereign Power Under Which Incorporated or Organized: State of Georgia

Location of Principal Executive Offices of Reporting Company:

Ten Peachtree Place, N.W.
Atlanta, Georgia 30309

Name, title, and address of officers to whom correspondence concerning this report should be addressed:

Bryan E. Seas
Vice President and Controller
Ten Peachtree Place, N.W.
Atlanta, Georgia 30309

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

AGL RESOURCES INC.

INSTRUCTIONS FOR USE OF FORM U-13-60

1.
Time of Filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on form U-13-60 and in accordance with the Instructions for that form.

2.
Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3.
Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.
Report Format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.
Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X ( 210.3-01(b)).

6.	DeficitsDisplayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,210.3-01(c))

7.
Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.
Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service companies and Subsidiary Service companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.	Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10.
Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.
Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

ANNUAL REPORT OF AGL SERVICES COMPANY

SCHEDULE I
COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

Account	Assets and Other Debts	Balance At 12/31/04	Balance At 12/31/03

	Service Company Property
121	Nonutility Property (Schedule II)	83,071,709	96,381,153
107	Construction WIP	8,978,465	7,822,101
	Total Other Property	92,050,174	104,203,254

108	Less Accumulated provision for depreciation
	and amortization of service company property
	(Schedule III)	(26,334,781)	(26,204,623)
	Net Service Company Property	65,715,393	77,998,631

	Investments
123	Investments in associated companies
	(Schedule IV)	-	-
124	Other investments (Schedule IV)	-	-
	Total Investments	-	-

	Current and Accrued Assets
131	Cash	8,566,666	15,950,968
134	Special Deposits	-	-
135	Working Funds	-	-
136	Temporary cash investments (Schedule IV)	-	-
141	Notes Receivable	-	-
143	Accounts Receivable	1,327,142	383,943
144	(less) Accum. Prov. For Uncollectible	(945)	-
	Acct. - Credit	-	-
145	Notes Receivable from Assoc. Companies	-	-
146	Accounts Receivable from Assoc. Companies (Schedule V)	-	345,058
152	Fuel stock expenses undistributed (Schedule VI)	-	-
154	Materials and Supplies	43,035	1,904
163	Stores expense undistributed (Schedule VII)	1,800	1,800
165	Prepayments	4,534,108	3,669,645
174	Miscellaneous current and accrued assets	-	-
	(Schedule VIII)	-	-
	Total Current and Accrued Assets	14,471,805	20,353,318

	Deferred Debits
181	Unamortized debt expense	-	-
182.3	Other Regulatory Assets	-	-
184	Clearing account	89,699	53,386
186	Miscellaneous deferred debits (Schedule IX)	754,916	112,203
188	Research, development, or demonstration
	expenditures (Schedule X)	-	-
190	Accumulated deferred income taxes	-	-
	Total Deferred Debits	844,615	165,589

	Total Assets and Other Debits	81,031,813	98,517,538

ANNUAL REPORT OF AGL SERVICES COMPANY

SCHEDULE I
COMPARATIVE BALANCE SHEET (Continued)

Account	Liabilities and Proprietary Capital	Balance At 12/31/04	Balance At 12/31/03

	Proprietary Capital
201	Common stock issued (Schedule XI)	(100)	(100)
207	Premium on Capital stock	(5,722,447)	(2,641,505)
208	Other Paid-In-Capital	2,340,706	3,393,544
216	Unappropriated retained earnings (Schedule XI)	56,896,443	43,396,539
	Total Proprietary Capital	53,514,602	44,148,478

	Other Noncurrent Liabilities
228.2	Accumulated Provision for Injuries and Damages	-	(2,159,785)
228.3	Accumulated Provisions for pensions and benefits	(28,679,151)	(26,792,045)
	Total Other Noncurrent Liabilities	(28,679,151)	(28,951,830)

	Current and Accrued Liabilities
231	Notes payable	-	-
232	Accounts payable	(43,829,439)	(32,413,365)
233	Notes payable to associated companies (Schedule XIII)		-
234	Accounts payable to associated companies (Schedule XIII)	(64,196,526)	(106,143,442)
236	Taxes accrued	7,362,381	31,674,290
237	Interest accrued		-
238	Dividends declared		-
241	Tax collections payable	(10,560)	(606,941)
242	Miscellaneous current and accrued liabilities (Schedule XIII)	(3,834,871)	(2,077,188)
	Total Current and Accrued Liabilities	(104,509,016)	(109,566,646)

	Deferred Credits
252	Customer advances for construction	-	-
253	Other deferred credits	(792,334)	(331,569)
255	Accumulated deferred investment tax credits	-	-
	Total Deferred Credits	(792,334)	(331,569)

	Accumulated Deferred Income Taxes
281 /1	Accumulated deferred income taxes - Accelerated
	amortization property	(565,915)	(3,815,971)
283	Accumulated deferred income taxes - other	-	-
	Total Accumulated Deferred Income Taxes	(565,915)	(3,815,971)

	Total Liabilities and Proprietary Capital	(81,031,813)	(98,517,538)

/1    The FERC account #281 balances are accumulated deferred income tax assets for AGL Services Company. They are recorded in the liability section of the balance sheet because on a consolidated basis these accounts are liabilities for AGL Resources Inc.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

SCHEDULE II

SERVICE COMPANY PROPERTY

Account	Description	Balance At 12/31/03	Additions	Retirements or Sale	Other Changes	Balance At 12/31/04
					1 /

363.5	Other Equipment	964,212	-	(5,706)	-	958,506
369	Transmission Plant	-	33,166	-	-	33,166
379	Measuring & Reg. Station Equip.	96,984	2,427	-	-	99,411
390	Structures and Improvements	13,791,732	3,673,513	(467,926)	(673,560)	16,323,759
391	Office Furniture and Equipment	73,376,904	3,479,340	(8,308,358)	(8,061,871)	60,486,015
393	Stores Equipment	12,681	-	(6,540)	-	6,141
394	Tools, Shop, & Garage Equipment	1,215,988	-	(501,774)	-	714,214
395	Laboratory Equipment	44,755	-	(3,090)	401	42,066
396	Power Operated Equipment	5,046	-	(5,046)	-	-
397	Communication Equipment	4,244,419	550,592	(2,498,539)	-	2,296,472
398	Miscellaneous Equipment	2,628,432	143,804	(551,722)	(108,555)	2,111,959
107	Construction Work In Progress	7,822,101	7,889,608	-	(6,733,244)	8,978,465

	Total	104,203,254	15,772,450	(12,348,701)	(15,576,829)	92,050,174

1/	The totals in the column labeled “Other Changes” represent assets transferred to/from associated companies.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year December 31, 2004

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY

Account	Description	Balance At 12/31/03	Additions Charges To Acct. #403	Retirements or Sale	Other Changes and (Deductions)	Balance At 12/31/04

363.5	Other Equipment	50,995	35,826	(1,916)	(37)	84,868
379	Measuring & Reg. Station Equip.	3,435	1,996	-	-	5,431
390	Structures and Improvements	1,211,930	949,911	(4,301)	986	2,158,526
391	Office Furniture and Equipment	20,752,666	11,362,423	(8,372,822)	(440,812)	23,301,455
393	Stores Equipment	5,202	751	(5,749)	-	204
394	Tools, Shop, & Garage Equipment	490,259	74,564	(428,380)	-	136,444
395	Laboratory Equipment	26,129	2,992	(2,361)	418	27,178
396	Power Operated Equipment	11,495	631	(4,640)	-	7,487
397	Communication Equipment	2,899,704	146,236	(2,217,578)	(742,776)	85,586
398	Miscellaneous Equipment	752,808	260,221	(469,175)	(16,250)	527,603

	Total	26,204,623	12,835,551	(11,506,922)	(1,198,471)	26,334,781

1/	The totals in the column labeled “Other Changes and (Deduct)” represent transfers of assets to/from the services company to associated companies.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year December 31, 2004

SCHEDULE IV

INVESTMENTS

INSTRUCTIONS:	Complete the following schedule concerning investments.

Under Account 124, “Other Investments”, state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, “Temporary Cash Investments”, list each investment separately.

Account	Description	Balance At 12/31/04	Balance At 12/31/03

123	Investment In Associate Companies	-	-
124	Other Investments	-	-
136	Temporary Cash Investments	-	-

Not Applicable

	Total Investments	-	-

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

SCHEDULE V

ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Account	Description	Balance At 12/31/04	Balance At 12/31/03

146	Account Receivable From Associate Companies

	AGL Investments, Inc.	-	19,124,558
	Chattanooga Gas Company	3,082,129	13,030,681
	Atlanta Gas Light Company	209,643,619	(226,193)
	Virginia Natural Gas, Inc.	-	17,900,012
	Trustees Investments, Inc.	-	147,525
	Georgia Gas Company	-	386,002
	AGL Rome Holdings, Inc.	-	1,574,992
	AGL Propane Services, Inc.	-	2,968,304
	Southeastern LNG, Inc.	-	328,502
	Customer Care Services, Inc.	5,721,040	948,867
	Sequent Energy Management, LP	-	20,877,891
	Pivotal Energy Services, Inc.	75,315	90
	Pinnacle LNG, Inc.	-	100
	Georgia Natural Gas Company	48,132,756	-
	AGL Peaking Services	2,413,931	-
	AGL Energy Corporation	64,995	-
	Sequent Holdings, LLC	15,976	-
	Global Energy Resources Insurance Company	1,711,139	-
	AGL Capital Trust II	6,699,410	-
	Sequent LLC	4,411,386	-
	Pivotal Propane of Virginia, Inc.	23,707,289	-
	Distribution Operations Corporation	4,084,831	-
	Jefferson Island Storage and Hub	81,393,688	-
	Appliance Business Florida Plumbing	48,688	-
	Appliance Business Florida Service	7,379,287	-
	Appliance Business New Jersey Service	242,758	-
	Florida City Gas	75,103,078	-
	Elkton Gas Services	6,843,692	-
	Elizabethtown Gas Company	262,271,961	-
	NUI Capital, Inc.	5,284,407	-
	NUI Energy Brokers, Inc.	783,382	-
	NUI Energy, Inc.	535,069	-
	NUI Energy Solutions, Inc.	230,754	-
	NUI Headquarters	23,137,984	-
	NUI Saltville Storage, Inc.	10,907,256	-
	Utility Business Services, Inc.	3,981,321	-
	NUI Utilities Inc.	4,534,338	-
	Virginia Gas Storage Company	732,910	-
	AGL Capital Trust	640,671	-
	AGL Capital Corporation	(793,815,060)	(76,716,273)

	Total	(0)	345,058

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

SCHEDULE V (continued)

ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

Description	Total Payments

Analysis of Convenience or Accommodation Payments:	-

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

SCHEDULE VI

FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed “Summary” listed below give an overall report of the fuel functions performed by the service company.

Account	Description	Labor	Expenses	Total

152	Fuel Stock Expenses Undistributed	-	-	-

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

SCHEDULE VII

STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

Account	Description	Labor	Expenses

163	Stores Expenses Undistributed	-	1,800

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

Account	Description	Balance At 12/31/04	Balance At 12/31/03

174	Miscellaneous Current and Accrued Assets	-	-

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

SCHEDULE IX

MISCELLANEOUS DEFERRED DEBIT

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each class.

Account	Description	Balance At 12/31/04	Balance At 12/31/03

186	Miscellaneous Deferred Debits:
	Software License	3,024	343
	PCB Research	51,133	25,523
	Coop Mktg TRANSCO	(21,695)	(21,695)
	Coop Mktg SONAT	(89,990)	(297,143)
	Robur Commercialization Project	(90,850)	(90,850)
	Caroline Street Facility Project	-	16,293
	Other Work in Progress-Misc	903,294	479,732
	Other Items	-	-

	Total	754,916	112,203

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:	Provide a description of each material research, development, or demonstration project that incurred cost by the service company during year.

Account	Description	Amount

188	Research, Development or Demonstration Expenditures	-

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

SCHEDULE XI

PROPRIETARY CAPITAL

Account	Class Of Stock	Number of Shares Authorized	Par or Stated Value Per Share	Outstanding At 12/31/04

201	Common Stock Issued	100	1	100

	Total	100	1	100

INSTRUCTIONS:	Classify amounts in each account with brief explanation, disclosing the general nature of transactions that gave rise to the reported amounts.

Account	Description	Amount

211	Miscellaneous Paid-In-Capital	-
215	Appropriated Retained earnings	-

Not Applicable

INSTRUCTIONS:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

Account	Description	Balance At 12/31/02	Net Income or (Loss)	Other Changes	Dividends Paid	Balance At 12/31/03
				/1

216	Unappropriated Retained Earnings	49,186,353	597,850	(8,203,939)	1,816,275	43,396,539

	Total	49,186,353	597,850	(8,203,939)	1,816,275	43,396,539

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

SCHEDULE XII

LONG-TERM DEBT

INSTRUCTION:
Advances from associate companies should be reported separately for advances on notes, and advances on open account. Name of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

Account	Description	Amount

223	Advances From Associate Companies	-

224	Other Long Term Debt	-

Not Applicable

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

SCHEDULE XIII

CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:
Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

Account	Description	Balance At 12/31/04	Balance At 12/31/03

233	Note Payable To Associate Companies

	Not Applicable

234	Account Payable To Associate Companies

	AGL Investments, Inc.	(23,241,435)	-
	Chattanooga Gas Company	-	-
	Trustees Investments, Inc.	(1,427,646)	-
	Georgia Gas Company	(387,022)	-
	AGL Rome Holdings, Inc.	(1,264,300)	-
	AGL Propane Services, Inc.	(31,766,669)	-
	Atlanta Gas Light Company	-	(359,225,135)
	Virginia Natural Gas, Inc.	(35,390,116)	(7,754,771)
	Southeastern LNG, Inc.	(357,234)	-
	Sequent Energy Management, LP	(40,357,313)	-
	Pivotal Energy Services, Inc.	-	-
	Pinnacle LNG, Inc.	(90)	-
	TIC Enterprises, LLC.	(1,577,786)	-
	Virginia Gas Distribution Company	(1,470,842)	-
	Virginia Gas Company	(12,814,385)	-
	Georgia Natural Gas Company	-	(12,090,266)
	AGL Peaking Services, Inc.	-	(2,987,621)
	AGL Capital Trust I	-	(488,365)
	AGL Energy Corporation	-	(43,564)
	Global Energy Resources Insurance Company	-	(2,181,786)
	AGL Capital Trust II	-	(6,003,883)
	Sequent LLC	-	(6,143,591)
	Pivotal Propane of Virginia, Inc.	-	(202,724)
	Distribution Operations Corporation	-	(2,028)
	Virginia Gas Pipeline Company	(15,147,039)	-
	AGL Capital Corporation	101,005,351	290,980,292

	TOTAL	(64,196,526)	(106,143,442)

242	Miscellaneous Current and Accrued Liabilities
	Unclaimed Customer Credit & Checks	-	23,249
	Accrued Relocation Liability	(2,069,550)	(114,284)
	Escheat - Deposit Balance - 2001	(633,344)	(692,407)
	Retired Savings Plus - Company Matching	(151,356)	(156,448)
	Retired Savings Plus - Employee Matching	(275,560)	(285,297)
	Retired Savings Plus - General Matching	(84,224)	(72,829)
	NSP Employee Contribution	(192,821)	(371,121)
	NSP Company Contribution	(428,016)	(408,050)
	TOTAL	(3,834,871)	(2,077,188)

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

SCHEDULE XIV

NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:
The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.	SIGNIFICANT ACCOUNTING POLICIES

General

AGL Services Company (the “Company”) is a subsidiary of AGL Resources Inc. (“AGL Resources”) which renders services to AGL Resources and its subsidiaries. The Company was established in accordance with the Public Utility Holding Company Act of 1935 (PUHCA). All the costs associated with the Company are allocated to the operating segments in accordance with PUHCA. The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Property, Plant and Equipment

Property, plant and equipment includes property that is in use and under construction, and is reported at cost. A gain or loss is recorded for retired or otherwise disposed of property.

Depreciation Expense

Depreciation expense for the Company is computed on a straight-line basis over a period of 1 to 35 years.

Use of Accounting Estimates

Management makes estimates and assumptions when preparing financial statements. Those estimates and assumptions affect various matters, including:

•	reported amounts of certain assets and liabilities in the Company’s balance sheets as of the dates of the financial statements
•	disclosure of contingent assets and liabilities as of the dates of the financial statements
•	reported amounts of certain expenses in the Company’s statement of income during the reported periods

Those estimates involve judgments with respect to, among other things, future economic factors that are difficult to predict and are beyond management's control. Consequently, actual amounts could differ from estimates.

2.	INCOME TAX

The Company has two categories of income taxes in its balance sheets and statements of income: current and deferred. The Company’s current income tax expense consists of federal and state income tax less applicable tax credits. The Company’s deferred income tax expense generally is equal to the changes in the deferred income tax liability during the year.

Accumulated Deferred Income Tax Assets and Liabilities

The Company reports some of its assets and liabilities differently for financial accounting purposes than it does for income tax purposes. The tax effects of the difference in those items are reported as deferred income tax assets or liabilities in The Company’s balance sheets. The assets and liabilities are measured utilizing income tax rates that are currently in effect.

Components of income tax expense shown in the Comparative Income statement for the year ended December 31, 2004 are as follows:

INCLUDED IN EXPENSES:	Amount

Current Income Taxes
Federal	(1,969,526)
State	193,837

Deferred Income Taxes
Federal	3,629,585
State	426,312
PUHCA tax expense	82,576
AGSC Allocate tax expenses	(2,362,784)

TOTAL	-

Reconciliation between the statutory federal income tax rate and the effective rate for the year ended December 31, 2004 is as follows:

Income Tax Expenses:	Amount

Computed tax expense	-
State income tax, net of federal income tax benefit	403,097
Other - net	(403,097)

TOTAL	-

Components that give rise to the net accumulated deferred income tax liability, as of December 31, 2004 are as follows:

Accumulated Deferred Income Tax	Amount

Federal	(1,167,471)
State	601,556

TOTAL	(565,915)

3.	SERVICE AGREEMENTS

The Company has entered into agreements under which it renders services at cost, to AGL Resources and its subsidiaries. The Company’s affiliates include the following: AGL Resources Inc., Trustees Investment, Inc., AGL Peaking Services, Inc., AGL Rome Holdings, Inc., AGL Energy Corporation, AGL Propane Services, Inc., Virginia Natural Gas, Inc., AGL Investments, Inc., AGL Networks, LLC, AGL Capital Corporation, Southeastern LNG, Inc., Customer Care Services, Inc., Global Energy Resources Insurance Company, Sequent Energy Management, LP, Sequent Energy Marketing, LP, Georgia Natural Gas Company, Atlanta Gas Light Company, Chattanooga Gas Company, Sequent LLC, Georgia Gas Company, AGL Capital Trust, AGL Capital Trust II, Sequent Holdings, LLC., Pivotal Propane of Virginia, Pivotal Energy Services, Inc., Corporate Tax Planning, Pinnacle LNG, Inc. The Company’s services include Engineering, Finance, Treasury, Tax, Accounting, Internal Audit, Public Relations, Employee Relations, Marketing, Information Resources, Purchasing, and other services with respect to business and operations.

4.	EMPLOYEE BENEFIT PLANS

Substantially all of The Company’s employees are eligible to participate in its employee benefit plans.

Pension Benefit

All employees of The Company are covered under a defined benefit retirement plan (“Retirement Plan”) sponsored by AGL Resources Inc. A defined benefit plan specifies the amount of benefits an eligible plan participant eventually will receive using information about the participant. The Company generally calculates the benefits under the Retirement Plan based on age, years of service, and pay. The Company’s employees do not contribute to the Retirement Plan. The Company funds the plan by contributing annually the amount required by applicable regulations and as recommended by its actuary. The Company calculates the amount of funding using an actuarial method called the projected unit credit cost method. The Retirement Plan’s assets consist primarily of marketable securities, corporate obligations, U.S. government obligations, insurance contracts, mutual funds, and cash equivalents.

Postretirement Benefits

The Company also participates in an AGL Resources Inc. sponsored defined benefit postretirement health care and life insurance plans, which cover nearly all employees if they reach retirement age while working for The Company. The benefits under these plans are generally calculated based on age and years of service.  Some retirees contribute a portion of health care plan costs. Retirees do not contribute toward the cost of the life insurance plan.

Employee Savings Plan Benefits

The Company participates in an AGL Resources Inc. sponsored RSP Plan, a defined contribution benefit plan. In a defined contribution benefit plan, the benefits a participant ultimately receives come from regular contributions to a participant account. Under the RSP Plan, The Company made matching contributions to participant accounts in the amount of $1,968,437.

AGL Resources Inc. NSP, an unfunded, nonqualified plan similar to the RSP Plan, in which The Company participates, provides an opportunity for eligible employees to contribute additional amounts for retirement savings once they have reached the maximum contribution amount in the RSP Plan. The Company contributions to the NSP were not significant.

5.	MONEY POOL

The parent Company and its subsidiaries participate in the System Money Pool (Pool), which is administered by the Services Company on behalf of the participants. The operation of the Pool was authorized by the Securities and Exchange Commission in PUHCA release No. 35-27243 (File No. 70-9707).

Participants contribute the amount of their available funds each day to the Pool. The funds requirements of the participants, with the exception of the Parent Company, are satisfied by advances from the Pool.

At December 31, 2004, the detail of the Pool balance by affiliate was as follows:

INVESTMENT IN POOL:	Amount

Chattanooga Gas Company	3,082,129
Atlanta Gas Light Company	209,643,619
Customer Care Services, Inc.	5,721,040
Pivotal Energy Services, Inc.	75,315
Georgia Natural Gas Company	48,132,756
AGL Peaking Services	2,413,931
AGL Energy Corporation	64,995
Sequent Holdings, LLC	15,976
Global Energy Resources Insurance Company	1,711,139
AGL Capital Trust II	6,699,410
Sequent LLC	4,411,386
Pivotal Propane of Virginia, Inc.	23,707,289
Distribution Operations Corporation	4,084,831
Jefferson Island Storage and Hub	81,393,688
Appliance Business Florida Plumbing	48,688
Appliance Business Florida Service	7,379,287
Appliance Business New Jersey Service	242,758
Florida City Gas	75,103,078
Elkton Gas Services	6,843,692
Elizabethtown Gas Company	262,271,961
NUI Capital, Inc.	5,284,407
NUI Energy Brokers, Inc.	783,382
NUI Energy, Inc.	535,069
NUI Energy Solutions, Inc.	230,754
NUI Headquarters	23,137,984
NUI Saltville Storage, Inc.	10,907,256
Utility Business Services, Inc.	3,981,321
NUI Utilities Inc.	4,534,338
Virginia Gas Storage Company	732,910
AGL Capital Trust	640,671
AGL Capital Corporation	178,630,311
Sub Total	229,398,403

LESS BORROWINGS FROM POOL:

AGL Investments, Inc.	(23,241,435)
Trustees Investments, Inc.	(1,427,646)
Georgia Gas Company	(387,022)
AGL Rome Holdings, Inc.	(1,264,300)
AGL Propane Services, Inc.	(31,766,669)
Virginia Natural Gas, Inc.	(35,390,116)
Southeastern LNG, Inc.	(357,234)
Sequent Energy Management, LP	(40,357,313)
Pinnacle LNG, Inc.	(90)
TIC Enterprises, LLC.	(1,577,786)
Virginia Gas Distribution Company	(1,470,842)
Virginia Gas Company	(12,814,385)
Virginia Gas Pipeline Company	(15,147,039)
AGL Capital Corporation	101,005,351

Sub Total	(64,196,526)

TOTAL	293,594,929

6.	RENTAL EXPENSES

Rental expenses that the Company incurred were primarily for office space, computer equipment and fleet. The total rent expense for the twelve months ended December 31, 2004 was $11,186,710.

The minimum annual rentals under noncancelable operating leases are as follows:

▪	fiscal 2005 - $19,381,008
▪	fiscal 2006 - $14,504,276
▪	fiscal 2007 - $12,673,080
▪	fiscal 2008 - $8,926,137
▪	fiscal 2009 - $8,374,674
▪	thereafter - $24,142,828

ANNUAL REPORT OF AGL SERVICES COMPANY

For Year December 31, 2004

SCHEDULE XV

COMPARATIVE INCOME STATEMENT

ACCOUNT	DESCRIPTION	Year Ending 12/31/04	Year Ending 12/31/03

	INCOME

457	Services rendered to associate companies (allocations)	(155,454,185)	(135,958,851)
	Operating Revenue	(155,454,185)	(135,958,851)

	EXPENSES

403	Depreciation Expense	9,137,853	9,429,102
404.3	Amortization of other limited-term gas plant	171,222	(1,768)
408.1	Taxes other than income taxes, utility operating income	3,742,283	2,437,393
409.1	Income taxes, utility operating income	(1,775,689)	15,211,535
410.1	Provision for deferred income taxes, utility operating income	1,775,689	(14,698,425)
411.6	Gains on Disposition of Utility Plant	3,706,762	-
419	Interest and dividend income	(192,155)	(88,014)
421	Miscellaneous income or loss	(1,218,980)	(4,231,858)
426.1	Donations	987,705	470,844
426.4	Expenditures for certain civic, political and related activities	102	136
426.5	Other donations	423,327	852,188
431	Other interest expense	2,268,893	(3,839,437)
488	Miscellaneous service revenue	89,664	(158,458)
493	Rent from gas property	(5,850)	(5,400)
495	Other utility operating income	-	745,680
804	Natural Gas City Gate Purchases	-	(62)
807	Purchased Gas Expenses	-	(50,303)
840	LNG Supervision/Eng	163,693	295,209
841	Operation Supervision and Engineering	1,209,434	1,053,607
843.2	Maintenance of Structures and Improvements	38,836	1,587
843.3	Maintenance of Gas Holders	211	8,049
843.4	Maintenance of Purification Equipment	126,410	62,493
843.5	Maintenance of Liquefaction Equipment	283,757	154,761
843.6	Maintenance of Vaporizing Equipment	73,810	122,501
843.7	Maintenance of Compressor Equipment	90,432	182,311
843.9	Maintenance of Other Equipment	300,197	339,346
870	Operation Supervision and Engineering	58,222	1,336,626
871	Distribution Load Dispatching	5,120	1,011,166
874	Mains and Services Expenses	513,070	681,263
875	Measuring and Regulating Station Expenses-General	-	459,853
877	Measuring and Regulating Station Expenses-City Gate Check Station	544,101	680,630
878	Meter and House Regulator Expenses	693	48,870
879	Customer Installation Expenses	67	-
880	Other Expenses	210,050	962,068
887	Maintenance of Mains	68,960	62,985
888	Maintenance of Compressor Station Equipment	1,913	-
889	Maintenance of Meas. and Reg. Sta. Equip.-General	27,763	71,968
892	Maintenance of Services	39,095	38,439
893	Maintenance of Meters and House Regulators	114,708	210,202

894	Maintenance of Other Equipment	51,509	40,443
902	Meter Reading Expenses	-	6,168
903	Customer Records and Collection Expenses	86,916	185,641
905	Miscellaneous Customer Accounts Expenses	117,332	199,798
907	Supervision	89	429
908	Customer Assistance Expenses	1,168,443	5,881,823
909	Informational and Instructional Expenses	(82)	356
912	Demonstrating and Selling Expenses	25,957	15,021
913	Advertising Expenses	1,470,669	1,322,725
916	Miscellaneous Sales Expenses	36,194	365,458
920	Administrative and General Salaries	44,117,815	34,522,531
921	Office Supplies and Expenses	11,023,474	12,670,108
922	Administrative Expenses Transferred-Cr.	(7,340,431)	(8,241,249)
923	Outside Services Employed	24,554,795	17,773,039
924	Property Insurance	4,150,592	4,141,193
925	Injuries and Damages	1,721,463	1,754,116
926	Employee Pensions and Benefits	30,030,823	31,136,806
930.2	Miscellaneous General Expenses	3,920,682	5,074,051
931	Rents	7,160,722	6,810,164
932	Maintenance of General Plant	10,175,857	9,040,994
	Operating Expenses	155,454,186	136,556,702

	Net Income	1	597,851

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

ANALYSIS OF BILLING

ASSOCIATE COMPANIES
ACCOUNT 457

NAME OF ASSOCIATE COMPANY	DIRECT COST CHARGED	INDIRECT COST CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED
	457-1	457-2	457-3

AGL Resources Inc.	448,381	10,412,109	235,488	11,095,977
AGL Investments, Inc.	(73,866)	8,705	5	(65,156)
Sequent LLC	(413)	154,400	113	154,100
Georgia Natural Gas Company	357,622	2,785,259	179,682	3,322,563
Atlanta Gas Light Company	24,684,864	75,240,974	1,187,472	101,113,310
Chattanooga Gas Company	1,479,627	5,082,007	78,626	6,640,259
Trustees Investments, Inc.	432	2,066	170	2,667
Investments HighLevel Present	(125)	44,044	-	43,919
AGL Peaking Services	504	5,421	396	6,321
AGL Capital Trust	9,717	121,395	8,190	139,302
AGL Rome Holding, Inc.	0	309	22	332
AGL Energy Corporation	10	450	20	480
AGL Propane Services, Inc.	83,816	31,974	916	116,705
HighLevel Presentation Reclass	11,121	(3,919,174)	-	(3,908,054)
Virginia Natural Gas	4,776,841	17,592,034	344,989	22,713,865
AGL Networks, LLC	723,869	1,167,535	26,462	1,917,866
AGL Capital Corporation	41,271	51,000	2,082	94,353
Southeastern LNG, Inc.	13	3,142	140	3,295
Customer Care Services Company	3	(455)	(50)	(503)
Global Energy Res Insurance Co	849	6,911	47	7,808
AGL Capital Trust II	19,131	246,275	16,134	281,540
Sequent Energy Mngmt, LP-Corp	1,479,802	4,706,353	119,176	6,305,330
Sequent Holdings, LLC	4,348	11,160	198	15,705
Pivotal Propane of Virginia In	1,547	85,920	870	88,337
Pivotal Energy Services, Inc.	55,691	8,118	9	63,817
Distribution Operations Corp	(10,722)	3,778,803	-	3,768,081
Wholesale Corp Highlevel Pre	(273)	96,327	-	96,053
Jefferson Island Storage & Hub	161,668	122,567	-	284,235
Appliance Bus FL Plumbing	78	(27,383)	-	(27,305)
Appliance Bus FL Service	6,932	(231,250)	-	(224,318)
Appliance Bus NJ Service	5,074	(498,207)	-	(493,133)
Florida City Gas	(3,939)	520,982	-	517,042
Elkton Gas Services	1,523	62,424	-	63,946
Elizabethtown Gas Company	79,747	1,753,019	-	1,832,765
NUI Energy Brokers	(17)	5,895	-	5,879
NUI Headquarters	124,220	1,409,758	67,736	1,601,713
Utility Business Services	3,744	(305,910)	-	(302,165)
NUI Utilities Inc.	(97,174)	(1,839,385)	-	(1,936,559)
Virginia Gas-Distritbution	(18)	6,466	-	6,447
Virginia Gas	5,637	(5,280)	-	357
Virginia Gas - Pipeline	(261)	91,947	-	91,686
Virginia Gas - Storage	(44)	15,362	-	15,318

Total	34,381,225	118,804,067	2,268,893	155,454,185

1

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES
ACCOUNT 458

NAME OF NONASSOCIATE COMPANY	DIRECT COST CHARGED	INDIRECT COST CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED	EFFECT OF MARKET RATE BILLING (SEE NOTE)

NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

SCHEDULE XVI

ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES

ACCOUNT	DESCRIPTION	DIRECT COST	INDIRECT COST	TOTAL

	ASSOCIATE COMPANY CHARGES

403	Depreciation Expense	2,010,328	7,127,525	9,137,853
404.3	Amortization of other limited-term gas plant	37,669	133,553	171,222
408.1	Taxes other than income taxes, utility operating income	823,302	2,918,981	3,742,283
409.1	Income taxes, utility operating income	(390,652)	(1,385,037)	(1,775,689)
410.1	Provision for deferred income taxes, utility operating income	390,652	1,385,037	1,775,689
411.6	Gains on Disposition of Utility Plant	815,488	2,891,275	3,706,762
419	Interest and dividend income	(42,274)	(149,881)	(192,155)
421	Miscellaneous income or loss	(268,176)	(950,805)	(1,218,980)
426.1	Donations	217,295	770,410	987,705
426.4	Expenditures for certain civic, political and related activities	22	80	102
426.5	Other donations	93,132	330,195	423,327
431	Other interest expense	499,156	1,769,736	2,268,893
488	Miscellaneous service revenue	19,726	69,938	89,664
493	Rent from gas property	(1,287)	(4,563)	(5,850)
840	LNG Supervision/Eng	36,012	127,680	163,693
841	Operation Supervision and Engineering	266,076	943,359	1,209,434
843.2	Maintenance of Structures and Improvements	8,544	30,292	38,836
843.3	Maintenance of Gas Holders	46	165	211
843.4	Maintenance of Purification Equipment	27,810	98,600	126,410
843.5	Maintenance of Liquefaction Equipment	62,426	221,330	283,757
843.6	Maintenance of Vaporizing Equipment	16,238	57,572	73,810
843.7	Maintenance of Compressor Equipment	19,895	70,537	90,432
843.9	Maintenance of Other Equipment	66,043	234,154	300,197
870	Operation Supervision and Engineering	12,809	45,413	58,222
871	Distribution Load Dispatching	1,126	3,994	5,120
874	Mains and Services Expenses	112,875	400,194	513,070
877	Measuring and Regulating Station Expenses-City Gate Check Station	119,702	424,399	544,101
878	Meter and House Regulator Expenses	152	540	693
879	Customer Installation Expenses	15	52	67
880	Other Expenses	46,211	163,839	210,050
887	Maintenance of Mains	15,171	53,789	68,960
888	Maintenance of Compressor Station Equipment	421	1,492	1,913
889	Maintenance of Meas. and Reg. Sta. Equip.-General	6,108	21,655	27,763
892	Maintenance of Services	8,601	30,494	39,095
893	Maintenance of Meters and House Regulators	25,236	89,473	114,708
894	Maintenance of Other Equipment	11,332	40,177	51,509
903	Customer Records and Collection Expenses	19,122	67,795	86,916
905	Miscellaneous Customer Accounts Expenses	25,813	91,519	117,332
907	Supervision	20	69
908	Customer Assistance Expenses	257,057	911,385	1,168,443
909	Informational and Instructional Expenses	(18)	(64)	(82)

ACCOUNT	DESCRIPTION	DIRECT COST	INDIRECT COST	TOTAL

912	Demonstrating and Selling Expenses	5,711	20,247	25,957
913	Advertising Expenses	323,547	1,147,122	1,470,669
916	Miscellaneous Sales Expenses	7,963	28,231	36,194
920	Administrative and General Salaries	9,705,919	34,411,896	44,117,815
921	Office Supplies and Expenses	2,425,164	8,598,310	11,023,474
922	Administrative Expenses Transferred-Cr.	(1,614,895)	(5,725,536)	(7,340,431)
924	Property Insurance	913,130	3,237,462	4,150,592
925	Injuries and Damages	378,722	1,342,741	1,721,463
926	Employee Pensions and Benefits	6,606,781	23,424,042	30,030,823
930.2	Miscellaneous General Expenses	862,550	3,058,132	3,920,682
931	Rents	1,575,359	5,585,363	7,160,722
932	Maintenance of General Plant	2,238,689	7,937,168	10,175,857
923	Outside Services Employed	24,554,795	1,473,078	26,027,872
924	Property Insurance	4,150,592	-	4,150,592
925	Injuries and Damages	1,721,463	-	1,721,463
926	Employee Pensions and Benefits	30,030,823	(1,410)	30,029,413
930.2	Miscellaneous General Expenses	3,920,682	464,125	4,384,808
931	Rents	7,160,722	6,069,540	13,230,262
932	Maintenance of General Plant	10,175,857	5,850,553	16,026,410

	TOTAL COST OF SERVICE	115,914,854	135,110,151	251,024,917

	NON-ASSOCIATE COMPANY CHARGES
	NOT APPLICABLE

1/    Direct and Indirect cost are captured only at the business unit level as reported on the schedule “Analysis of Billing” on page 26. Of the total cost, direct cost is 22% and indirect cost is 78%.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

SCHEDULE XVII

SCHEDULE OF EXPENSES DISTRIBUTED BY
DEPARTMENT OR SERVICE FUNCTION

ACCOUNT	DESCRIPTION	TOTAL AMOUNT	BUSINESS SUPPORT	CUSTOMER SERVICE

	EXPENSES

403	Depreciation Expense	9,137,853	1,750,047	316,298
404.3	Amortization of other limited-term gas plant	171,222	-	-
408.1	Taxes other than income taxes, utility operating income	3,742,283	206,018	409,660
409.1	Income taxes, utility operating income	(1,775,689)	-	-
410.1	Provision for deferred income taxes, utility operating income	1,775,689	-	-
411.6	Gains on Disposition of Utility Plant	3,706,762	453,880	-
419	Interest and dividend income	(192,155)	-	-
421	Miscellaneous income or loss	(1,218,980)	(137,335)	(4,000)
426.1	Donations	987,705	137,335	4,000
426.4	Expenditures for certain civic, political and related activities	102	-	-
426.5	Other donations	423,327	-	-
431	Other interest expense	2,268,893	-	-
488	Miscellaneous service revenue	89,664	-	256
493	Rent from gas property	(5,850)	-	-
840	LNG Supervision/Eng	163,693	-	-
841	Operation Supervision and Engineering	1,209,434	-	-
843.2	Maintenance of Structures and Improvements	38,836	-	-
843.3	Maintenance of Gas Holders	211	-	-
843.4	Maintenance of Purification Equipment	126,410	-	-
843.5	Maintenance of Liquefaction Equipment	283,757	-	-
843.6	Maintenance of Vaporizing Equipment	73,810	-	-
843.7	Maintenance of Compressor Equipment	90,432	-	-
843.9	Maintenance of Other Equipment	300,197	-	-
870	Operation Supervision and Engineering	58,222	-	-
871	Distribution Load Dispatching	5,120	-	-
874	Mains and Services Expenses	513,070	-	-
877	Measuring and Regulating Station Expenses-City Gate Check Station	544,101	-	-
878	Meter and House Regulator Expenses	693	-	-
879	Customer Installations Expenses	67	-	-
880	Other Expenses	210,050	-	89,845
887	Maintenance of Mains	68,960	125	-
888	Maintenance of Compressor Station Equipment	1,913	-	-
889	Maintenance of Meas. and Reg. Sta. Equip.-General	27,763	-	-
892	Maintenance of Services	39,095	125	-
893	Maintenance of Meters and House Regulators	114,708	-	-
894	Maintenance of Other Equipment	51,509	-	-
903	Customer Records and Collection Expenses	86,916	2,724	-
905	Miscellaneous Customer Accounts Expenses	117,332	-	15,457
907	Supervision	88	-	-
908	Customer Assistance Expenses	1,168,443	-	1,140,487
909	Informational and Instructional Expenses	(82)	-	-

ACCOUNT	DESCRIPTION	TOTAL AMOUNT	BUSINESS SUPPORT	CUSTOMER SERVICE

912	Demonstrating and Selling Expenses	25,957	-	-
913	Advertising Expenses	1,470,669	810	-
916	Miscellaneous Sales Expenses	36,194	-	-
920	Administrative and General Salaries	44,117,815	2,289,234	5,306,521
921	Office Supplies and Expenses	11,023,474	915,682	531,746
922	Administrative Expenses Transferred-Cr.	(7,340,431)	(72,369)	(367,473)
923	Outside Services Employed	24,554,795	1,473,078	106,883
924	Property Insurance	4,150,592	-	-
925	Injuries and Damages	1,721,463	-	-
926	Employee Pensions and Benefits	30,030,823	(1,410)	(74,419)
930.2	Miscellaneous General Expenses	3,920,682	464,125	950
931	Rents	7,160,722	6,069,540	25,567
932	Maintenance of General Plant	10,175,857	5,850,553	782

	TOTAL O&M EXPENSES	155,454,185	19,402,162	7,502,559

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

SCHEDULE XVII (Continued)

SCHEDULE OF EXPENSES DISTRIBUTED BY
DEPARTMENT OR SERVICE FUNCTION

ACCOUNT	DESCRIPTION	EMPLOYEE SERVICE	ENGINEERING	EXECUTIVE

	EXPENSES

403	Depreciation Expense	369,543	156,504	-
404.3	Amortization of other limited-term gas plant	-	-	-
408.1	Taxes other than income taxes, utility operating income	214,973	691,159	94,952
409.1	Income taxes, utility operating income	-	-	-
410.1	Provision for deferred income taxes, utility operating income	-	-	-
411.6	Gains on Disposition of Utility Plant	62,718	(22,132)	-
419	Interest and dividend income	-	-	-
421	Miscellaneous income or loss	(15,000)	(3,977)	(80,050)
426.1	Donations	15,000	3,127	67,500
426.4	Expenditures for certain civic, political and related activities	-	90	-
426.5	Other donations	-	760	12,550
431	Other interest expense	-	-	-
488	Miscellaneous service revenue	-	(149,442)	-
493	Rent from gas property	-	-	-
840	LNG Supervision/Eng	-	-	-
841	Operation Supervision and Engineering	-	-	-
843.2	Maintenance of Structures and Improvements	-	-	-
843.3	Maintenance of Gas Holders	-	-	-
843.4	Maintenance of Purification Equipment	-	-	-
843.5	Maintenance of Liquefaction Equipment	-	-	-
843.6	Maintenance of Vaporizing Equipment	-	-	-
843.7	Maintenance of Compressor Equipment	-	-	-
843.9	Maintenance of Other Equipment	-	-	-
870	Operation Supervision and Engineering	-	58,222	-
871	Distribution Load Dispatching	-	(11)	-
874	Mains and Services Expenses	-	508,724	-
877	Measuring and Regulating Station Expenses-City Gate Check Station	-	-	-
878	Meter and House Regulator Expenses	-	502	-
879	Customer Installations Expenses	-	67	-
880	Other Expenses	-	41,278	-
887	Maintenance of Mains	-	67,489	-
888	Maintenance of Compressor Station Equipment	-	-	-
889	Maintenance of Meas. and Reg. Sta. Equip.-General	-	-	-
892	Maintenance of Services	-	38,970	-
893	Maintenance of Meters and House Regulators	-	156	-
894	Maintenance of Other Equipment	-	-	-
903	Customer Records and Collection Expenses	-	82,662	-
905	Miscellaneous Customer Accounts Expenses	-	50	-
907	Supervision	-	88	-
908	Customer Assistance Expenses	-	-	-
909	Informational and Instructional Expenses	-	(82)	-

ACCOUNT	DESCRIPTION	EMPLOYEE SERVICE	ENGINEERING	EXECUTIVE

912	Demonstrating and Selling Expenses	-	-	-
913	Advertising Expenses	-	-	-
916	Miscellaneous Sales Expenses	-	-	-
920	Administrative and General Salaries	2,343,550	5,807,982	1,279,020
921	Office Supplies and Expenses	731,514	1,510,835	244,744
922	Administrative Expenses Transferred-Cr.	(174,932)	(4,890,481)	(91,894)
923	Outside Services Employed	3,336,565	647,941	405,184
924	Property Insurance	1,594	-	-
925	Injuries and Damages	-	-	-
926	Employee Pensions and Benefits	28,531,230	427,474	(29,677)
930.2	Miscellaneous General Expenses	81,861	42,838	193,043
931	Rents	7,300	18,117	(289)
932	Maintenance of General Plant	(5,459)	(257,828)	-

	TOTAL O&M EXPENSES	35,500,456	4,781,083	2,095,082

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

SCHEDULE XVII (Continued)

SCHEDULE OF EXPENSES DISTRIBUTED BY
DEPARTMENT OR SERVICE FUNCTION

ACCOUNT	DESCRIPTION	EXTERNAL RELATIONS	FINANCIAL SERVICES	GAS SUPPORT MANAGEMENT

	EXPENSES

403	Depreciation Expense	29	692,380	208,273
404.3	Amortization of other limited-term gas plant	-	-	-
408.1	Taxes other than income taxes, utility operating income	63,710	335,573	509,604
409.1	Income taxes, utility operating income	-	-	-
410.1	Provision for deferred income taxes, utility operating income	-	-	-
411.6	Gains on Disposition of Utility Plant	472	197	80,825
419	Interest and dividend income	-	-	-
421	Miscellaneous income or loss	(1,098,680)	(1,100)	(2,750)
426.1	Donations	727,794	1,100	2,750
426.4	Expenditures for certain civic, political and related activities	12	-	-
426.5	Other donations	370,875	-	-
431	Other interest expense	-	45,229	-
488	Miscellaneous service revenue	-	-	773
493	Rent from gas property	-	-	(5,850)
495	Other utility operating income	-	-	-
804	Natural Gas City Gate Purchases	-	-	-
807	Purchased Gas Expenses	-	-	-
840	LNG Supervision/Eng	-	-	163,693
841	Operation Supervision and Engineering	-	-	1,209,434
843.2	Maintenance of Structures and Improvements	-	-	38,836
843.3	Maintenance of Gas Holders	-	-	211
843.4	Maintenance of Purification Equipment	-	-	126,410
843.5	Maintenance of Liquefaction Equipment	-	-	283,757
843.6	Maintenance of Vaporizing Equipment	-	-	73,810
843.7	Maintenance of Compressor Equipment	-	-	90,432
843.9	Maintenance of Other Equipment	-	-	300,197
870	Operation Supervision and Engineering	-	-	-
871	Distribution Load Dispatching	-	-	5,132
874	Mains and Services Expenses	-	1,038	1,740
875	Measuring and Regulating Station Expenses-General	-	-	-
877	Measuring and Regulating Station Expenses-City Gate Check Station	-	-	540,966
878	Meter and House Regulator Expenses	-	-	191
879	Customer Installations Expenses	-	-	-
880	Other Expenses	-	256	8,933
887	Maintenance of Mains	-	-	426
888	Maintenance of Compressor Station Equipment	-	-	1,913
889	Maintenance of Meas. and Reg. Sta. Equip.-General	-	-	27,763
892	Maintenance of Services	-	-	-
893	Maintenance of Meters and House Regulators	-	-	114,457
894	Maintenance of Other Equipment	-	-	51,509
902	Meter Reading Expenses	-	-	-
903	Customer Records and Collection Expenses	-	-	-
905	Miscellaneous Customer Accounts Expenses	-	71,644	30,181

ACCOUNT	DESCRIPTION	EXTERNAL RELATIONS	FINANCIAL SERVICES	GAS SUPPORT MANAGEMENT

907	Supervision	-	-	-
908	Customer Assistance Expenses	-	-	27,956
909	Informational and Instructional Expenses	-	-	-
912	Demonstrating and Selling Expenses	-	-	-
913	Advertising Expenses	-	-	-
916	Miscellaneous Sales Expenses	-	-	-
920	Administrative and General Salaries	1,122,860	4,623,130	4,356,027
921	Office Supplies and Expenses	736,560	739,303	734,214
922	Administrative Expenses Transferred-Cr.	(76,485)	(318,887)	(286,067)
923	Outside Services Employed	63,050	3,312,412	190,574
924	Property Insurance	-	-	-
925	Injuries and Damages	-	-	-
926	Employee Pensions and Benefits	126,954	1,013,903	9,697
930.2	Miscellaneous General Expenses	81,350	495,224	(26,342)
931	Rents	4	25,728	21,108
932	Maintenance of General Plant	3,981	842	(85,860)

	TOTAL O&M EXPENSES	2,122,486	11,037,971	8,804,923

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

SCHEDULE XVII (Continued)

SCHEDULE OF EXPENSES DISTRIBUTED BY
DEPARTMENT OR SERVICE FUNCTION

ACCOUNT	DESCRIPTION	INFORMATION TECHNOLOGY	INTERNAL AUDIT	INVESTOR RELATIONS

EXPENSES

403	Depreciation Expense	5,068,405	-	-
404.3	Amortization of other limited-term gas plant	-	-	-
408.1	Taxes other than income taxes, utility operating income	821,848	35,420	4,984
409.1	Income taxes, utility operating income	-	-	-
410.1	Provision for deferred income taxes, utility operating income	-	-	-
411.6	Gains on Disposition of Utility Plant	3,648,980	-	-
419	Interest and dividend income	-	-	-
421	Miscellaneous income or loss	(10,000)	-	(1,000)
426.1	Donations	10,000	-	1,000
426.4	Expenditures for certain civic, political and related activities	-	-	-
426.5	Other donations	-	-	-
431	Other interest expense	-	-	-
488	Miscellaneous service revenue	-	-	-
493	Rent from gas property	-	-	-
840	LNG Supervision/Eng	-	-	-
841	Operation Supervision and Engineering	-	-	-
843.2	Maintenance of Structures and Improvements	-	-	-
843.3	Maintenance of Gas Holders	-	-	-
843.4	Maintenance of Purification Equipment	-	-	-
843.5	Maintenance of Liquefaction Equipment	-	-	-
843.6	Maintenance of Vaporizing Equipment	-	-	-
843.7	Maintenance of Compressor Equipment	-	-	-
843.9	Maintenance of Other Equipment	-	-	-
870	Operation Supervision and Engineering	-	-	-
871	Distribution Load Dispatching	-	-	-
874	Mains and Services Expenses	1,567	-	-
877	Measuring and Regulating Station Expenses-City Gate Check Station	-	-	-
878	Meter and House Regulator Expenses	-	-	-
879	Customer Installations Expenses	-	-	-
880	Other Expenses	69,738	-	-
887	Maintenance of Mains	-	-	-
888	Maintenance of Compressor Station Equipment	-	-	-
889	Maintenance of Meas. and Reg. Sta. Equip.-General	-	-	-
892	Maintenance of Services	-	-	-
893	Maintenance of Meters and House Regulators	-	-	-
894	Maintenance of Other Equipment	-	-	-
903	Customer Records and Collection Expenses	-	-	-
905	Miscellaneous Customer Accounts Expenses	-	-	-
907	Supervision	-	-	-
908	Customer Assistance Expenses	-	-	-
909	Informational and Instructional Expenses	-	-	-

ACCOUNT	DESCRIPTION	INFORMATION TECHNOLOGY	INTERNAL AUDIT	INVESTOR RELATIONS

912	Demonstrating and Selling Expenses	-	-	-
913	Advertising Expenses	2,096	-	-
916	Miscellaneous Sales Expenses	-	-	-
920	Administrative and General Salaries	10,997,766	606,390	121,306
921	Office Supplies and Expenses	3,749,150	50,641	124,925
922	Administrative Expenses Transferred-Cr.	(647,455)	(42,023)	(11,868)
923	Outside Services Employed	10,934,119	657,216	114,804
924	Property Insurance	-	-	-
925	Injuries and Damages	-	-	-
926	Employee Pensions and Benefits	(217,654)	(12,682)	(2,648)
930.2	Miscellaneous General Expenses	79,819	136	5,880
931	Rents	824,394	283	(144)
932	Maintenance of General Plant	4,664,265	-	-

	TOTAL O&M EXPENSES	39,997,038	1,295,382	357,237

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

SCHEDULE XVII (Continued)

SCHEDULE OF EXPENSES DISTRIBUTED BY
DEPARTMENT OR SERVICE FUNCTION

ACCOUNT	DESCRIPTION	LEGAL	MARKETING	RATES & REGULATION

EXPENSES

403	Depreciation Expense	4,122	317,008	-
404.3	Amortization of other limited-term gas plant	-	-	-
408.1	Taxes other than income taxes, utility operating income	131,864	95,214	49,853
409.1	Income taxes, utility operating income	-	-	-
410.1	Provision for deferred income taxes, utility operating income	-	-	-
411.6	Gains on Disposition of Utility Plant	953	352	-
419	Interest and dividend income	-	-	-
421	Miscellaneous income or loss	(19,860)	(999)	(31,036)
426.1	Donations	11,000	-	3,000
426.4	Expenditures for certain civic, political and related activities	-	-	-
426.5	Other donations	8,860	999	28,036
431	Other interest expense	-	-	-
488	Miscellaneous service revenue	-	238,076	-
493	Rent from gas property	-	-	-
840	LNG Supervision/Eng	-	-	-
841	Operation Supervision and Engineering	-	-	-
843.2	Maintenance of Structures and Improvements	-	-	-
843.3	Maintenance of Gas Holders	-	-	-
843.4	Maintenance of Purification Equipment	-	-	-
843.5	Maintenance of Liquefaction Equipment	-	-	-
843.6	Maintenance of Vaporizing Equipment	-	-	-
843.7	Maintenance of Compressor Equipment	-	-	-
843.9	Maintenance of Other Equipment	-	-	-
870	Operation Supervision and Engineering	-	-	-
871	Distribution Load Dispatching	-	-	-
874	Mains and Services Expenses	-	-	-
877	Measuring and Regulating Station Expenses-City Gate Check Station	-	3,135	-
878	Meter and House Regulator Expenses	-	-	-
879	Customer Installations Expenses	-	-	-
880	Other Expenses	-	-	-
887	Maintenance of Mains	-	920	-
888	Maintenance of Compressor Station Equipment	-	-	-
889	Maintenance of Meas. and Reg. Sta. Equip.-General	-	-	-
892	Maintenance of Services	-	-	-
893	Maintenance of Meters and House Regulators	-	95	-
894	Maintenance of Other Equipment	-	-	-
903	Customer Records and Collection Expenses	-	1,530	-
905	Miscellaneous Customer Accounts Expenses	-	-	-
907	Supervision	-	-	-
908	Customer Assistance Expenses	-	-	-
909	Informational and Instructional Expenses	-	-	-

ACCOUNT	DESCRIPTION	LEGAL	MARKETING	RATES & REGULATION

912	Demonstrating and Selling Expenses	-	25,957	-
913	Advertising Expenses	-	1,056,391	-
916	Miscellaneous Sales Expenses	-	36,194	-
920	Administrative and General Salaries	2,014,807	1,554,323	912,344
921	Office Supplies and Expenses	247,398	366,430	155,627
922	Administrative Expenses Transferred-Cr.	(142,844)	(98,664)	(63,650)
923	Outside Services Employed	1,774,652	778,469	371,072
924	Property Insurance	4,148,523	475	-
925	Injuries and Damages	1,759,799	-	-
926	Employee Pensions and Benefits	74,413	(31,289)	111,090
930.2	Miscellaneous General Expenses	1,827,677	24,366	(19,069)
931	Rents	(144)	168,792	464
932	Maintenance of General Plant	-	4,580	-

	TOTAL O&M EXPENSES	11,841,218	4,542,355	1,517,731

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

SCHEDULE XVII (Continued)

SCHEDULE OF EXPENSES DISTRIBUTED BY
DEPARTMENT OR SERVICE FUNCTION

ACCOUNT	DESCRIPTION	OTHER

EXPENSES

403	Depreciation Expense	255,246
404.3	Amortization of other limited-term gas plant	171,222
408.1	Taxes other than income taxes, utility operating income	76,942
409.1	Income taxes, utility operating income	(1,775,689)
410.1	Provision for deferred income taxes, utility operating income	1,775,689
411.6	Gains on Disposition of Utility Plant	(519,483)
419	Interest and dividend income	(192,155)
421	Miscellaneous income or loss	186,807
426.1	Donations	4,100
426.4	Expenditures for certain civic, political and related activities	-
426.5	Other donations	1,248
431	Other interest expense	2,223,664
488	Miscellaneous service revenue	-
493	Rent from gas property	-
840	LNG Supervision/Eng	-
841	Operation Supervision and Engineering	-
843.2	Maintenance of Structures and Improvements	-
843.3	Maintenance of Gas Holders	-
843.4	Maintenance of Purification Equipment	-
843.5	Maintenance of Liquefaction Equipment	-
843.6	Maintenance of Vaporizing Equipment	-
843.7	Maintenance of Compressor Equipment	-
843.9	Maintenance of Other Equipment	-
870	Operation Supervision and Engineering	-
871	Distribution Load Dispatching	-
874	Mains and Services Expenses	-
877	Measuring and Regulating Station Expenses-City Gate Check Station	-
878	Meter and House Regulator Expenses	-
879	Customer Installations Expenses	-
880	Other Expenses	-
887	Maintenance of Mains	-
888	Maintenance of Compressor Station Equipment	-
889	Maintenance of Meas. and Reg. Sta. Equip.-General	-
892	Maintenance of Services	-
893	Maintenance of Meters and House Regulators	-
894	Maintenance of Other Equipment	-
903	Customer Records and Collection Expenses	-
905	Miscellaneous Customer Accounts Expenses	-
907	Supervision	-
908	Customer Assistance Expenses	-
909	Informational and Instructional Expenses	-

ACCOUNT	DESCRIPTION	OTHER

912	Demonstrating and Selling Expenses	-
913	Advertising Expenses	411,373
916	Miscellaneous Sales Expenses	-
920	Administrative and General Salaries	782,554
921	Office Supplies and Expenses	184,705
922	Administrative Expenses Transferred-Cr.	(55,338)
923	Outside Services Employed	388,777
924	Property Insurance	-
925	Injuries and Damages	(38,336)
926	Employee Pensions and Benefits	105,840
930.2	Miscellaneous General Expenses	668,825
931	Rents	-
932	Maintenance of General Plant	-

	TOTAL O&M EXPENSES	4,655,991

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

DEPARTMENTAL ANALYSIS OF SALARIES

ACCOUNT 920
DEPARTMENTAL SALARY EXPENSE

NAME OF DEPARTMENT		INCLUDED IN AMOUNT BILLED TO			PERSONNEL
Indicate each department or service function	TOTAL AMOUNT Acct. #920	PARENT COMPANY	OTHER ASSOCIATES	NON ASSOCIATES	END OF YEAR
		/ 1

Business Support	2,289,234	58,375	2,230,859	-	40
Customer Service	5,306,521	135,316	5,171,205	-	118
Employee Service	2,343,550	59,761	2,283,789	-	48
Engineering	5,807,982	148,104	5,659,878	-	170
Executive	1,279,020	32,615	1,246,405	-	6
External Relations	1,122,860	28,633	1,094,227	-	13
Financial Services	4,623,130	117,890	4,505,240	-	63
Gas Support Management	4,356,027	111,079	4,244,948	-	116
Information Technology	10,997,766	280,443	10,717,323	-	143
Internal Audit	606,390	15,463	590,927	-	10
Investor Relations	121,306	3,093	118,213	-	1
Legal	2,014,807	51,378	1,963,429	-	25
Marketing	1,554,323	39,635	1,514,688	-	16
Rates & Regulations	912,344	23,265	889,079	-	11
Other	782,554	19,955	762,599	-	9
TOTAL	44,117,814	1,125,004	42,992,810	-	789

/1
The parent company (AGL Resources Inc.) receives 7% of total allocated cost from the Services Company as shown on page 26. Since we only capture these cost at the business unit level, the cost were split 93%, 7% between other associate company

ANNUAL REPORT OF AGL SERVICES COMPANY

For the year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRICTIONS:
Provide a breakdown by subaccount of outside services employed. If the aggregated amount paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	DESCRIPTION OF LARGEST INVOICE	RELATIONSHIP "A" = ASSOCIATE "NA" = NONASSOCIATE	AMOUNT

Legal
Alston & Bird	Legal Services	NA	239,747
Judith S. Kim	Legal Services	NA	105,845
Leboeuf, Lamb, Green & Macrak, LLP	Legal Services	NA	116,864
Littler Mendelson, PC	Legal Services	NA	203,346
Several other items less than $100,000	Legal Services	NA	50,778
Subtotal - Legal Services			716,580

Audit & Consulting
Deloitte	Auditing	NA	120,065
Ernst & Young	Consulting	NA	1,459,933
PriceWaterHouseCoopers	Auditing	NA	1,052,637
Several other items less than $100,000	Consulting	NA	77,393
Subtotal - Audit & Consulting			2,710,028

Information Technology
Acxiom	Consulting	NA	3,437,428
Acxiom/Acess Communications Systems	Consulting	NA	321,834
Capstone Consulting Partners, nc.	Consulting	NA	1,814,876
David Jewell	Contractor	NA	188,694
LogicaCAM Professional Services	Consulting	NA	2,150,360
P&P	Consulting	NA	357,063
Sapient	Contractor	NA	1,094,924
Skybridge	Consulting	NA	257,511
Sungard Recovery Services	Consulting	NA	235,020
Several other items less than $100,000	Consulting	NA	807,258
Subtotal - Information Technology			10,664,968

Human Resources & Other
Accenture	Consulting	NA	142,792
Alighned Leadership Group	Consulting	NA	119,063
Atlanta Health Systems	Professional Services	NA	188,332
Baker Auto	Professional Services	NA	130,720
Continental Promotional Group	Consulting	NA	106,317
Corestaff Services	Professional Services	NA	449,964
Epstein, Becker & Green PC	Professional Services	NA	256,265
Equiserve	Professional Services	NA	148,987
Griswold	Consulting	NA	145,406

ANNUAL REPORT OF AGL SERVICES COMPANY

For the year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923 (Continued)

INSTRICTIONS:
Provide a breakdown by subaccount of outside services employed. If the aggregated amount paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	DESCRIPTION OF LARGEST INVOICE	RELATIONSHIP "A" = ASSOCIATE "NA" = NONASSOCIATE	AMOUNT

Dan Hennig	Contractor	NA	502,054
Intellinet	Contractor	NA	516,440
Lukens Energy Group	Consulting	NA	206,607
Marsh USA Inc	Consulting	NA	253,773
McKenneys	Professional Services	NA	134,455
Mercer Human Resources	Consulting	NA	344,824
Millennium Benefits Consulting	Consulting	NA	136,552
Parsons Group	Contractor	NA	271,764
PCK Resources	Contractor	NA	205,655
Prudential	Consulting	NA	144,000
Right Management	Contractor	NA	115,758
Sperduto & Associates	Contractor	NA	236,663
The Meridian Institute	Consulting	NA	273,312
Titus	Professional Services	NA	445,160
Towers Perrin	Contractor	NA	220,973
Untralink Benefit	Professional Services	NA	198,784
Weltner Company	Consulting	NA	101,036
Several other items less than $100,000	Consulting	NA	2,714,248
Subtotal - Human Resources & Other			8,709,904

Facilities
Eurest	Contractor	NA	236,229
More Business Solutions	Contractor	NA	548,346
Ten Peechtree Place & Association	Contractor	NA	121,428
Several other items less than $100,000	Contractor	NA	847,312
Subtotal - Facilities			1,753,315

TOTAL			24,554,795

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended Dcember 31, 2004

EMPLOYEE PENSION AND BENEFITS

ACCOUNT 926

INSTRUCTIONS:	Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

Description	Amount

Pensions	1,107,143
Flex Benefit Deductions - Employee Contribution	(1,508,954)
Post Retirement Medical and Life Benefits	347,894
Educational Assistance Plan	130,401
Employee Savings Plan/ESOP - Company Contribution	2,283,941
Bonus	19,848,803
Group Insurance	5,890,155
Flexible Credit Benefits - Company Contributions	573
Other (Other Employee Fringe Benefits)	1,930,867

Total	30,030,823

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

GENERAL ADVERTISING EXPENSES

ACCOUNT 930.1

INSTRUCTIONS:
Provide a listing of the amount included in Account 930.1, “General Advertising Expenses”, classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Not Applicable
TOTAL

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

MISCELLANEOUS GENERAL EXPENSES

ACCOUNT 930.2

INSTRUCTIONS:
provide a list of amounts included in Account 930.2, “Miscellaneous General Expenses”, classifying the items according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-284 in 1976 (2 U.S.C.S 441 (b) (2) shall be separately classified.

DECSRIPTION	AMOUNT

Dues & Membership	160,250
Communications Materials	611,643
Misc Repairs	284,221
Legal Cost	116,682
Annual Report and Printing Cost	756,715
Computer Software and Hardware Cost	160,785
Board of Directors Expenses	492,765
Commisions	42,073
Consulting Cost	341,730
Public Relations	119,600
Employee Benefits	356,499
Workers Comp Fees & Assesment	64,786
Misc. Expenses	412,933

TOTAL	3,920,682

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

RENTS

ACCOUNT 931

INSTRUCTIONS:	Provide a listing of the amount included in Account 931, “Rents”, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

DESCRIPTION	AMOUNT
Computer, Data Processing and other Communication Equipment rental	1,016,389
Office Rents	6,144,332

TOTAL	7,160,722

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

TAXES OTHER THAN INCOME

ACCOUNT 408

INSTRUCTIONS:
Provide an analysis of Account 408, “Taxes Other Than Income Taxes”. Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT

OTHER THAN U.S. GOVERNMENT TAXES
State Unemployment	31,377
Property Tax	150,001
Subtotal - Other	181,378

U.S. GOVERNMENT TAXES
Fed. Insurance Contribution Act.	3,378,147
Federal Unemployment	182,758
Subtotal - U.S. Government	3,560,905

TOTAL	3,742,283

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004
DONATIONS

ACCOUNT 426.1

INSTRUCTIONS:
Provide a listing of the amount included in Account 426.1, “Donations”, classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

American Red Cross	Civic & Charitable	26,000
Chris Homes	Civic & Charitable	3,500
Fernbank Museum	Civic & Charitable	5,000
United Way	Civic & Charitable	656,250
Novare Biltmore	Civic & Charitable	14,678
YMCA	Civic & Charitable	4,500
	Civic & Charitable	21,050

Atlanta History Center	Program Support	8,200
CEAF Wolff Research	Program Support	3,000
G8 Summit	Program Support	25,000
Woodruff	Program Support	3,500
The Georgia Conservancy	Program Support	6,000

Other Items Less Than $3,000	Education	2,600
Other Items Less Than $3,000	Civic & Charitable	199,427
Other Items Less Than $3,000	Program Support	9,000

TOTAL		987,705

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

OTHER DEDUCTIONS

ACCOUNT 426.5

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.5, “Other Deductions”, classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Lost Discounts	Various Payees	1,248

	Subtotal	1,248

Governmental Affaires

	BOLLER, SEWELL	90,690
	GEORGIA CHAMBER OF COMMERCE	23,116
	GEORGIALINK	33,000
	J L MORGAN COMPANY	75,000
	STEVE BIVE	36,000
	SOUTHEASTERN LEGAL FOUNDATION	5,000
	MCKENNA LONG & ALDRIDGE, LLP	8,860
	EMPLOYEE RELATED EXPENSES	150,413

	Subtotal	422,079

	TOTAL	423,327

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

SCHRDULE XVIII

NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:
The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See notes to Financial Statements, Schedule XIV, page 19-23

ANNUAL REPORT OF AGL SERVICES COMPANY

ORGANIZATION CHART

OFFICERS:	Paula R. Reynolds, President

Richard T. O’Brien, Executive Vice President and Chief Financial Officer

Paul R. Shlanta, Senior Vice President and Corporate Secretary

Andrew W. Evans, Vice President and Treasurer

Jeffrey P. Brown, Vice President, Associate General Counsel

Myra Coleman, Corporate Secretary

DIRECTORS:	Paul R. Shlanta
Richard T. O’Brien
Paula R. Reynolds

ANNUAL REPORT OF AGL SERVICES COMPANY

METHOD OF ALLOCATION

1.
Charge Back Methodology - Currently AGL Services Company (“The Company”)charges AGL Resources and its subsidiaries for the actual cost of services it provides. The following three key business requirements have been established in order to provide more accountability between the services provided and the costs charged to the operating companies, and to allocate costs on an equitable and accurate methodology in accordance with SEC PUHCA:

•
The Company’s methodology to charge each operating company for the cost of providing services is primarily based upon the number of service hours provided to each operating company and/or specific O&M project;

•	The charge back methodology consist of three steps (Direct Charge, Direct Assignment and Distributed/Allocated); and

•	The three-step methodology charges back actual costs during the same period in which they were incurred.

The following is a summary of the three-step charge back methodology:

Direct Charge

•
Costs associated with specific O&M projects entered into between The Company and an operating company will be accumulated by service provider and charged directly to the department within the operating company. For example, Engineering Services provides bridge maintenance services to Atlanta Gas Light Company’s Georgia Field Operations. Therefore, the costs associated with the bridge maintenance services would be charged directly to Georgia Field Operations.

•
Costs associated with Benefits, Fleet, Information Systems and Technology (IS&T) and Facilities will be charged directly to the departments within the operating company. Additionally, such costs will be charged directly to the departments within The Company to fully load the costs of the service providers. The costs will be charged out at a standard rate based upon a specific controllable driver. The drivers are number of employees and payroll dollars (Benefits), number of vehicles (Fleet), and square footage (Facilities). With respect to IS&T, drivers for the number of employees, personal computers, computer and application user sign-ons and end-use customers are utilized.

In accordance with the FERC system of accounts, a portion of the Fleet costs will be included in O&M. Additionally, Benefit costs will be included in O&M. The remaining expenses for Fleet and Facilities will be included below the line in the charge back general ledger accounts.

Currently, Fleet, IS&T and Facilities costs are charged out utilizing the above methodology. However, Benefits costs are not charged out utilizing standard rates. Instead, Benefits costs are allocated through shared services utilizing payroll dollars. However, Benefits costs does not include pension and postretirement expenses as these expenses are charged directly to the operating companies and the Company based on an actuarial study. For those pension and postretirement costs charged to the Company, they are internally allocated within the Company’s service provider departments based on payroll dollars in order to fully load the costs of the service providers.

Accounting credit will be given to the departments who provided these services to the operating companies.

Direct Assignment

The remaining costs (total operating expenses net of direct charges) will be charged to the operating companies based upon the percentage of time spent providing services to each operating company. The percentages will be calculated from cumulative hours tracked by operating company within The Company’s general ledger statistical accounts. As with direct charges, accounting credit will be given to the departments who provided these services to the operating companies.

Distributed/Allocated

•
The remaining costs (total operating expenses net of direct charges and direct assignments) will be charged to the operating companies utilizing a methodology to allocate or distribute the costs. These remaining costs are associated with unassigned time or time spent providing internal services.

The primary difference between allocated and distributed relates to the type of driver utilized. If there is causal relationship between the service provided and the allocation driver, this process is referred to as distributed. For example, remaining costs related to customer service activities will be distributed to the operating companies based upon a “number of end-use customers” driver.

However, if a logical causal relationship does not exist between the service provided and a driver, then the remaining expenses are allocated. For example, costs associated with Investor Relations benefits all operating companies as a whole. Additionally, there is no driver common to all operating companies, which establishes a logical casual relationship with the services provided. Therefore, the remaining expenses related to Investor Relations will be allocated based upon the Composite Ratio.

•	As with direct charges and direct assignments, accounting credit will be given to the departments who provided these services to the operating companies.

•
On a quarterly basis, The Company will generate an invoice to be provided to each operating company. The invoice will be broken down by service provider, and categorize costs between direct charge, direct assignment, distributed and allocated.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2004

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

All interest was billed to each associate company either on the appropriate fixed percentage allocation basis or on the salary allocation basis in accordance with the SEC orders and service contracts. The total interest that was billed to each associate company is as follows:

NAME OF ASSOCIATE COMPANY	COMPENSATION FOR USE OF CAPITAL 457-3

AGL Resources Inc.	235,488
AGL Investments, Inc.	5
Sequent LLC	113
Georgia Natural Gas Company	179,682
Atlanta Gas Light Company	1,187,472
Chattanooga Gas Company	78,626
Trustees Investments, Inc.	170
AGL Peaking Services	396
AGL Capital Trust	8,190
AGL Rome Holding, Inc.	22
AGL Energy Corporation	20
AGL Propane Services, Inc.	916
Virginia Natural Gas	344,989
AGL Networks, LLC	26,462
AGL Capital Corporation	2,082
Southeastern LNG, Inc.	140
Customer Care Services Company	(50)
Global Energy Res Insurance Co	47
AGL Capital Trust II	16,134
Sequent Energy Mngmt, LP-Corp	119,176
Sequent Holdings, LLC	198
Pivotal Propane of Virginia In	870
Pivotal Energy Services, Inc.	9
NUI Headquarters	67,736

Total	2,268,893

ANNUAL REPORT OF AGL SERVICES COMPANY

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

AGL SERVICES COMPANY
(Name of Reporting Company)

/s/ Bryan E. Seas
(Signature of Signing Officer)

Bryan E. Seas
Vice President and
Controller
(Print Name and Title of Signing Officer)

Date:	May 2, 2005